

November 24, 2021

David McJannet
Chief Executive Officer
HashiCorp, Inc.
101 Second Street, Suite 700
San Francisco, CA 94105

      Re: HashiCorp, Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed November 17, 2021
          File No. 333-260757

Dear Mr. McJannet:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 17, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 92

1.   You state that the increase in cost of revenue during the nine months ended October 31, 2021 compared to the nine months ended October 31, 2020 was due to an increase in headcount, which reflects a change in the roles and responsibilities of certain positions that resulted in costs being classified as sales and marketing compared to cost of revenue in the prior period. You refer to a similar shift to support the increase in sales and marketing expense. Please explain further how the change in your organizational structure, which caused a shift in certain roles and responsibilities between sales and marketing and cost of revenue resulted in an increase to both of these expenses. Also, clarify in quantified terms how the shift impacted your margins from period-to-

David McJannet
HashiCorp, Inc.
November 24, 2021
Page 2

period. Lastly, tell us how the increase in headcount changed to a 7% increase for the nine months ended October 31, 2021 compared to a 49% increase for the six months ended July 31, 2021 as previously disclosed.

Notes to Consolidated Financial Statements
Note 14. Subsequent Events (Unaudited), page F-36

2.   Please disclose the amount of estimated compensation expense that will impact your future financial statements related to RSUs that were granted and modified in November 2021. Refer to ASC 855-10-50-2(b).

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Michael Coke, Esq.